

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

<u>Via E-mail</u>
Kgomotso Joyce Lediga
President and Chief Executive Officer
Rosewood Resources, Inc.
8 Dorset Place, 65 Dorset Road
Parkwood
Johannesburg
South Africa, 2193

> **Re: Rosewood Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 30, 2014**
> **File No. 333-199690**

Dear Ms. Lediga:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Business, page 11

2. Please provide a substantially expanded description of your business plan including each milestone needed to implement your business plan, the estimated time frame for each

milestone and the costs associated with each milestone. In that context, clarify the reference to the recommended work program in the third paragraph on page 12.

Financial Statements, page 29

Report of Independent Registered Public Accountant, page 29

3.   We note that the third paragraph of the report provided by your auditor opines on the financial position of company "as from Inception (June 17, 2013) through October 31, 2013." Please obtain and file a revised audit report which opines on the balance sheet date(s) included in your audited financial statements.

Note 6. Subsequent Events, page 39

4.   Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Directors and Executive Officers, page 49

5.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Benficial Owners and Management, page 51

6.   Please provide the disclosure in this section as of the most recent practicable date.

Certain Relationships and Related Transactions , page 52

7.   Please provide disclosure regarding the September 2014 advance from a director, referenced on page 48, as required by Item 404(d) of Regulation S-K.

Exhibit 23.1

8.   Your financial statements indicate that your date of inception is June 17, 2013. However, the inception date in the consent of your auditor is stated as June 13, 2013. Please obtain and file a revised consent which resolves this inconsistency.

9.   We note you have provided a separate report from your auditor at page 40 related to their review of your interim financial statements for the nine months ended July 31, 2014. To the extent that your next amendment includes your interim financial statements, please obtain and file an updated consent from your auditor that references the review report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc (via email): Gary R. Henrie, Esq.